UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2025

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated August 5, 2025 announcing results for the quarter ended June 30, 2025
●	Second quarter 2025 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, and (b) Registration Statement No. 333-258254 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2025
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Second Quarter 2025 Financial Results

Second Quarter Highlights

●	Withdrawing guidance due to elevated macro uncertainty and limited visibility
●	Ongoing EU safeguard investigation expected to reduce import-driven price pressure
●	U.S. antidumping duties positively impacting the ferrosilicon market
●	Reported adjusted EBITDA of $21.6 million
●	Total cash of $135.5 million, net cash of $10.3 million
●	Repurchased 600,434 shares during the second quarter
●	Declared dividend of $0.014 per share payable on September 29
●	Added to the Russell 2000 and 3000 indexes on June 30

LONDON, August 5, 2025 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading global producer of silicon metal, silicon-based and manganese-based specialty alloys, today announced financial results for the second quarter of 2025.

Financial Highlights

			%		%			%
($ in millions, except EPS)	Q2 2025	Q1 2025	Q/Q	Q2 2024	Y/Y	YTD 2025	YTD 2024	Y/Y

Sales	$386.9	$307.2	25.9%	$451.0	(14.2)%	$694.0	$842.9	(17.7)%
Net (loss) profit attributable to the parent	$(10.5)	$(66.5)	84.3%	$34.9	130.0%	$(76.9)	$32.9	(334.2)%
Adj. EBITDA	$21.6	$(26.8)	180.4%	$57.7	(62.7)%	$(5.2)	$83.5	(106.3)%
Adjusted diluted EPS	$(0.08)	$(0.20)	(61.9)%	$0.13	(159.6)%	$(0.28)	$0.13	(307.1)%
Operating cash flow	$15.6	$19.4	(19.4)%	$2.0	678.3%	$35.0	$200.1	(82.5)%
Capital expenditures[1]	$15.6	$14.3	9.0%	$21.9	(28.7)%	$29.9	$40.1	(25.4)%
Free cash flow[2]	$0.0	$5.1	(99.7)%	$(19.9)	(100.1)%	$5.1	$160.0	(96.8)%
(1)	Cash outflows for capital expenditures
(2)	Free cash flow is calculated as operating cash flow less capital expenditures

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “While the second quarter was marked by significant external challenges, including aggressive silicon metal imports into Europe from China and broader geopolitical uncertainty, we remain focused on managing what we can control. We are encouraged by the early benefits that we are seeing from U.S. trade actions, and we believe upcoming decisions in both the U.S. and the EU could provide meaningful support for fair competition and improved pricing. As we look ahead to 2026, we expect these tailwinds, along with disciplined execution and prudent capital allocation, to position Ferroglobe for stronger performance and long-term value creation for our shareholders,” concluded Dr. Levi.

Consolidated Sales

In the second quarter of 2025, Ferroglobe reported sales of $386.9 million, an increase of 25.9% over the prior quarter and a decrease of 14.2% from the comparable prior year period. This increase compared to the prior quarter was primarily attributable to higher sales volumes across our portfolio products and higher pricing in silicon metal and manganese-based alloys, partially offset by lower pricing in silicon-based alloys. Sales of silicon metal, silicon-based alloys and manganese-based alloys increased by $25.5 million, $20.8 million and $31.7 million, respectively, compared with the prior quarter.

Product Category Highlights

Silicon Metal

($,000)	Q2 2025	Q1 2025	% Q/Q	Q2 2024	% Y/Y	YTD 2025	YTD 2024	% Y/Y
Shipments in metric tons:	44,610	36,308	22.9%	62,872	(29.0)%	80,918	116,055	(30.3)%
Average selling price ($/MT):	2,916	2,881	1.2%	3,244	(10.1)%	2,900	3,203	(9.5)%

Silicon Metal Revenue	130,083	104,603	24.4%	203,957	(36.2)%	234,662	371,724	(36.9)%
Silicon Metal Adj.EBITDA	6,521	(15,447)	142.2%	34,584	(81.1)%	(8,926)	50,655	(117.6)%
Silicon Metal Adj.EBITDA Margin	5.0%	(14.8)%		17.0%		(3.8)%	13.6%

Silicon metal revenue in the second quarter was $130.1 million, an increase of 24.4% over the prior quarter. The average selling price increased by 1.2%, and shipments increased by 22.9% due to higher volumes mainly in EMEA, compared to the prior quarter. Adjusted EBITDA for silicon metal increased to $6.5 million for the second quarter, compared with $(15.5) million for the prior quarter. Adjusted EBITDA margin rose due to higher fixed cost absorption, resulting from increased production volumes.

Silicon-Based Alloys

($,000)	Q2 2025	Q1 2025	% Q/Q	Q2 2024	% Y/Y	YTD 2025	YTD 2024	% Y/Y
Shipments in metric tons:	53,048	42,864	23.8%	46,953	13.0%	95,913	98,124	(2.3)%
Average selling price ($/MT):	2,105	2,120	(0.7)%	2,241	(6.1)%	2,112	2,213	(4.6)%

Silicon-based Alloys Revenue	111,666	90,872	22.9%	105,222	6.1%	202,568	217,148	(6.7)%
Silicon-based Alloys Adj.EBITDA	7,158	2,414	196.5%	10,199	(29.8)%	9,572	24,611	(61.1)%
Silicon-based Alloys Adj.EBITDA Margin	6.4%	2.7%		9.7%		4.7%	11.3%

Silicon-based alloy revenue in the second quarter was $111.7 million, an increase of 22.9% over the prior quarter. The average selling price decreased by (0.7)% and shipments increased by 23.8% compared to the prior quarter. Volumes increased due to higher demand in the U.S. and EMEA. Adjusted EBITDA for silicon-based alloys increased to $7.2 million for the second quarter of 2025, an increase of 196.5% compared with $2.4 million for the prior quarter. Adjusted EBITDA margin increased driven by improved fixed cost absorption resulting from a significant increase in production volumes.

Manganese-Based Alloys

($,000)	Q2 2025	Q1 2025	% Q/Q	Q2 2024	% Y/Y	YTD 2025	YTD 2024	% Y/Y
Shipments in metric tons:	88,188	67,229	31.2%	81,464	8.3%	155,417	143,784	8.1%
Average selling price ($/MT):	1,204	1,108	8.7%	1,204	0.0%	1,162	1,144	1.6%

Manganese-based Alloys Revenue	106,178	74,490	42.5%	98,083	8.3%	180,595	164,489	9.8%
Manganese-based Alloys Adj.EBITDA	16,794	(5,574)	401.3%	13,832	21.4%	11,220	19,352	(42.0)%
Manganese-based Alloys Adj.EBITDA Margin	15.8%	(7.5)%		14.1%		6.2%	11.8%

Manganese-based alloy revenue in the second quarter was $106.2 million, an increase of 42.5% over the prior quarter. The average selling price increased by 8.7% and shipments increased by 31.2% compared to the prior quarter. Adjusted EBITDA for the manganese-based alloys portfolio increased to $16.8 million for the second quarter, compared with $(5.6) million in the prior quarter. The adjusted EBITDA margin increased, driven by the restart of our French assets, which yielded higher volumes and improved fixed cost absorption.

Raw materials and energy consumption for production

Raw materials and energy consumption for production was $253.2 million in the second quarter of 2025 compared to $238.3 million in the prior quarter, an increase of 6.2%. As a percentage of sales, raw materials and energy consumption for production was 65.5% in the second quarter of 2025, compared to 77.6% in the first quarter. The decrease in costs as a percentage of sales was driven by increased sales volumes and favorable pricing dynamics, which enhanced the absorption of fixed production costs and contributed to improved operating leverage.

Net (Loss) Profit Attributable to the Parent

In the second quarter of 2025, net loss attributable to the parent was $(10.5) million, or $(0.06) per diluted share, compared to a net loss attributable to the parent of $(66.5) million, or $(0.36) per diluted share in the prior quarter. This improvement is primarily attributable to increased shipments of our main products as described above. The Company reported adjusted diluted earnings per share of $(0.08) for the second quarter, compared with adjusted earnings per share of $(0.20) in the prior quarter.

Adjusted EBITDA

Adjusted EBITDA was $21.6 million for the second quarter of 2025 compared to $(26.8) million for the prior quarter. The improvement was largely due to higher volumes and realized prices.

Total Cash, Adjusted Gross Debt and Working Capital

							%
($ in millions)	June 30, 2025	March 31, 2025	$	%	June 30, 2024	$	Y/Y

Total Cash[1]	$135.5	$129.6	5.9	4.6%	$144.5	(9.0)	(6.2)%
Adjusted Gross Debt[2]	$125.2	$110.4	14.8	13.5%	$80.7	44.5	55.1%
Net Cash	$10.3	$19.2	(8.9)	(46.2)%	$63.7	(53.4)	83.8%
Total Working Capital[3]	$440.8	$435.7	5.1	1.2%	$499.1	(58.3)	(11.7)%
(1)	Total cash is comprised of restricted cash and cash and cash equivalents

(2) Adjusted gross debt excludes bank borrowings on our factoring program and the impact of leasing standard IFRS16
(3) Total working capital is comprised of inventories, trade receivables and other receivables minus trade and other payables

Total cash was $135.5 million as of June 30, 2025, up $5.9 million from $129.6 million as of March 31, 2025. Adjusted gross debt increased by $14.8 million to $125.2 million, resulting in net cash of $10.3 million as of June 30, 2025, a decrease of $8.9 million over the prior quarter.

During the second quarter, cash flows from operating activities were $15.6 million, and net cash used in investing activities was $18.6 million.  Cash provided from financing activities was $3.5 million as a result of cash proceeds from financing facilities and liabilities in the U.S., South Africa, France, Norway and Spain of $38.1 million, partially offset by net cash payment of promissory notes of $3.1 million, lease payments of $3.2 million, dividend payments of $2.6 million, interest payments of $2.9 million, share repurchases of $2.0 million and repayment of other financing liabilities of $20.8 million

Total working capital was $440.8 million as of June 30, 2025, up from $435.7 million on March 31, 2025. The $5.1 million increase in working capital balance during the quarter was due to increases of $11.1 million in inventories and $44.1 million increase in trade receivables and other receivables of, offset by a $50.1 million increase in trade and other payables.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “We delivered a strong sequential rebound in adjusted EBITDA, driven by volume growth and margin expansion across our portfolio of products. Despite persistent market volatility and regulatory uncertainty, we maintained a solid cash position of $135.5 million and ended the quarter in a net cash position for the sixth consecutive quarter. We continue to prioritize disciplined capital allocation, balancing investments with shareholder returns. As we move into the second half of the year, we remain focused on operational efficiency, working capital optimization, and maintaining a strong liquidity profile.”

Capital Returns

During the second quarter, Ferroglobe repurchased 600,434 shares at an average price of $3.31 per share and paid a quarterly cash dividend of $ 0.014 per share on June 26, 2025. Our next cash dividend of $0.014 per share will be paid on September 29, 2025 to shareholders of record as of September 22, 2025.

Conference Call

Ferroglobe invites all interested persons to participate on its conference call at 8:30 AM, Eastern Time on August 6, 2025. The call may also be accessed via an audio webcast.

To join via phone:
Conference call participants should pre-register using this link
https://register-conf.media-server.com/register/BI76a327a79962400a8669dbeffc854d7a

Once registered, you will receive the dial-in numbers and a personal PIN, which are required to access the conference call.

To join via webcast:
A simultaneous audio webcast, and replay will be accessible here:
https://edge.media-server.com/mmc/p/wd5snyo8

About Ferroglobe

Ferroglobe PLC is a leading global producer of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction, and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “should”,“forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-IFRS financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, working capital,adjusted net profit, adjusted diluted EPS, adjusted gross debt and net cash/(debt), are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Alex Rotonen, CFA

Vice President, Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Vice President, Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended	For the Six Months Ended	For the Six Months Ended
	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Sales	$386,862	$307,179	$451,048	$694,041	$842,902
Raw materials and energy consumption for production	(253,212)	(238,341)	(262,015)	(491,553)	(521,304)
Other operating income	26,893	9,072	27,448	35,965	38,284
Staff costs	(68,797)	(70,450)	(67,220)	(139,247)	(137,739)
Other operating expense	(64,535)	(47,290)	(86,071)	(111,825)	(138,419)
Depreciation and amortization	(18,301)	(17,520)	(18,875)	(35,821)	(37,544)
Impairment gain (loss)	—	268	—	268	—
Other (loss) gain	(172)	1,405	238	1,233	934
Operating profit (loss)	8,738	(55,677)	44,553	(46,939)	47,114
Finance income	970	873	16,471	1,843	39,000
Finance costs	(4,970)	(4,555)	(21,786)	(9,525)	(51,984)
Financial derivatives gain	200	—	—	200	—
Exchange differences	(19,659)	(6,914)	3,591	(26,573)	4,974
(Loss) profit before tax	(14,721)	(66,273)	42,829	(80,994)	39,104
Income tax benefit (expense)	3,787	(625)	(8,481)	3,162	(7,326)
Total (loss) profit for the period	(10,934)	(66,898)	34,348	(77,832)	31,778

(Loss) profit attributable to the parent	$(10,451)	$(66,482)	$34,880	$(76,933)	$32,856
(Loss) attributable to non-controlling interest	(483)	(416)	(532)	(899)	(1,078)

EBITDA	$7,380	$(45,071)	$67,019	$(37,691)	$89,632
Adjusted EBITDA	$21,562	$(26,803)	$57,739	$(5,241)	$83,542

Weighted average number of shares outstanding
Basic and diluted	188,142	187,008	189,298	188,583	189,237

Loss per ordinary share
Basic and diluted	$(0.06)	$(0.36)	$0.18	$(0.41)	$0.17

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	As of June 30,	As of March 31,	As of December 31,
	2025	2025	2024
ASSETS
Non-current assets
Goodwill	$14,219	$14,219	$14,219
Intangible assets	195,631	178,583	103,095
Property, plant and equipment	519,165	495,285	487,196
Other financial assets	27,519	25,375	19,744
Deferred tax assets	9,290	7,997	6,580
Receivables from related parties	1,758	1,622	1,558
Other non-current assets	21,346	23,019	22,451
Total non-current assets	788,928	746,100	654,843
Current assets
Inventories	325,960	314,843	347,139
Trade receivables	221,070	200,526	188,816
Other receivables	119,848	96,308	83,103
Receivables from related parties	—	—	—
Current income tax assets	8,475	5,191	7,692
Other financial assets	12,530	8,564	5,569
Other current assets	48,529	39,385	52,014
Restricted cash and cash equivalents	197	300	298
Cash and cash equivalents	135,350	129,281	132,973
Total current assets	871,959	794,398	817,604
Total assets	$1,660,887	$1,540,498	$1,472,447

EQUITY AND LIABILITIES
Equity	$812,639	$780,568	$834,245
Non-current liabilities
Deferred income	57,589	71,764	8,014
Provisions	29,310	26,390	24,384
Provision for pensions	30,570	28,383	27,618
Bank borrowings	45,941	32,299	13,911
Lease liabilities	64,858	59,766	56,585
Other financial liabilities	28,651	29,487	25,688
Other non-current liabilities	14,033	14,279	13,759
Deferred tax liabilities	18,507	18,834	19,629
Total non-current liabilities	289,459	281,202	189,588
Current liabilities
Provisions	121,527	91,416	83,132
Provision for pensions	177	168	168
Bank borrowings	83,166	56,214	43,251
Lease liabilities	13,704	12,572	12,867
Debt instruments	12,368	14,311	10,135
Other financial liabilities	7,720	27,168	48,117
Payables to related parties	3,978	3,074	2,664
Trade and other payables	226,077	176,017	158,251
Current income tax liabilities	27	10,337	10,623
Other current liabilities	90,045	87,451	79,406
Total current liabilities	558,789	478,728	448,614
Total equity and liabilities	$1,660,887	$1,540,498	$1,472,447

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended	For the Six Months Ended	For the Six Months Ended
	June 30, 2025	March 31, 2025	June 30, 2024	June 30.2025	June 30.2024
Cash flows from operating activities:
(Loss) profit for the period	$(10,934)	$(66,898)	$34,348	$(77,832)	$31,778
Adjustments to reconcile net (loss) to net cash provided by operating activities:
Income tax expense (benefit)	(3,787)	625	8,481	(3,162)	7,326
Depreciation and amortization	18,301	17,520	18,875	35,821	37,544
Finance income	(970)	(873)	(16,472)	(1,843)	(39,000)
Finance costs	4,970	4,555	21,787	9,525	51,984
Exchange differences	19,659	6,914	(3,591)	26,573	(4,974)
Impairment (gain) loss	—	(268)	—	(268)	—
Share-based compensation	692	1,296	913	1,988	1,841
Other (gain) loss	(28)	(1,405)	(238)	(1,433)	(934)
Changes in operating assets and liabilities
Decrease (increase) in inventories	139	28,357	(36,696)	28,496	(17,685)
(Increase) decrease in trade receivables	(9,420)	(7,206)	(38,413)	(16,626)	6,302
(Increase) decrease in other receivables	(15,984)	(9,573)	44,395	(25,557)	—
(Increase) decrease in energy receivable	(440)	25,165	—	24,725	—
Increase in trade payables	39,308	13,186	17,387	52,494	15,462
Other changes in operating assets and liabilities	(13,817)	7,537	(40,014)	(6,280)	114,582
Income taxes received (paid)	(12,076)	440	(8,756)	(11,636)	(4,176)
Net cash provided by operating activities:	15,613	19,372	2,006	34,985	200,050
Cash flows from investing activities:
Interest and finance income received	973	872	600	1,845	1,341
Payments due to investments:
Intangible assets	(163)	(557)	(735)	(720)	(1,319)
Property, plant and equipment	(15,435)	(13,750)	(21,132)	(29,185)	(38,773)
Other financial assets	(4,000)	(11,119)	(3,000)	(15,119)	(3,000)
Disposals:
Property, plant and equipment	—	1,559	—	1,559	(935)
Net cash used in investing activities	(18,625)	(22,995)	(24,267)	(41,620)	(41,751)
Cash flows from financing activities:
Dividends paid	(2,611)	(2,613)	(2,443)	(5,224)	(4,881)
Payment for debt and equity issuance costs	(4)	(95)	—	(99)	—
Repayment of debt instruments	(9,170)	(10,361)	—	(19,531)	(147,624)
Proceeds from debt issuance	6,036	14,380	—	20,416	—
Increase (decrease) in bank borrowings:
Borrowings	157,498	106,033	145,962	263,531	240,573
Payments	(121,010)	(77,176)	(130,772)	(198,186)	(213,784)
Payments for lease liabilities	(3,174)	(3,098)	(2,883)	(6,272)	(5,856)
(Payments) proceeds from other financing liabilities	(20,802)	(22,651)	—	(43,453)	—
Other proceeds (payments) from financing activities	1,581	—	(289)	1,581	(481)
Payments to acquire own shares	(1,988)	(2,703)	—	(4,691)	—
Interest paid	(2,905)	(4,531)	(2,574)	(7,436)	(17,208)
Net cash provided (used) in financing activities	3,451	(2,815)	7,001	636	(149,261)
Total net increase (decrease) in cash and cash equivalents	439	(6,438)	(15,260)	(5,999)	9,038
Beginning balance of cash and cash equivalents	129,581	133,271	159,768	133,271	137,649
Foreign exchange gains (losses) on cash and cash equivalents	5,527	2,748	(21)	8,275	(2,200)
Ending balance of cash and cash equivalents	$135,547	$129,581	$144,487	$135,547	$144,487
Restricted cash and cash equivalents	197	300	301	197	301
Cash and cash equivalents	135,350	129,281	144,186	135,350	144,186
Ending balance of restricted cash and cash and cash equivalents	$135,547	$129,581	$144,487	$135,547	$144,487

Adjusted EBITDA ($,000):

	Q2´25	Q1´25	Q2´24	YTD´25	YTD´24
(Loss) profit attributable to the parent	$(10,451)	$(66,482)	$34,880	$(76,933)	$32,856
(Loss) attributable to non-controlling interest	(483)	(416)	(532)	(899)	(1,078)
Income tax (benefit) expense	(3,787)	625	8,481	(3,162)	7,326
Finance income	(970)	(873)	(16,471)	(1,843)	(39,000)
Finance costs	4,970	4,555	21,786	9,525	51,984
Financial derivatives (gain)	(200)	—	—	(200)	—
Depreciation and amortization charges	18,301	17,520	18,875	35,821	37,544
EBITDA	7,380	(45,071)	67,019	(37,691)	89,632
Exchange differences	19,659	6,914	(3,591)	26,573	(4,974)
Impairment (gain)	—	(268)	—	(268)	—
Restructuring and termination costs	(1,285)	—	(4,540)	(1,285)	(4,540)
New strategy implementation	—	682	1,012	682	2,373
Subactivity	—	—	109	—	1,051
PPA Energy	(1,384)	2,768	(2,270)	1,384	—
Fines inventory adjustment	(2,808)	8,172	—	5,364	—
Adjusted EBITDA	$21,562	$(26,803)	$57,739	$(5,241)	$83,542

Adjusted profit attributable to Ferroglobe ($,000):

	Q2´25	Q1´25	Q2´24	YTD´25	YTD´24
(Loss) profit attributable to the parent	$(10,451)	$(66,482)	$34,880	$(76,933)	$32,856
Tax rate adjustment	188	21,481	(4,997)	18,706	(4,980)
Impairment (gain)	—	(184)	—	(196)	—
Restructuring and termination costs	(938)	—	(3,111)	(938)	(3,111)
New strategy implementation	—	467	694	498	1,626
Subactivity	—	—	75	—	720
PPA Energy	(1,010)	1,897	(1,556)	1,010	—
Fines inventory adjustment	(2,050)	5,600	—	3,916	—
Adjusted (loss) profit attributable to the parent	$(14,262)	$(37,220)	$25,984	$(53,936)	$27,111

Adjusted diluted profit per share:

	Q2´25	Q1´25	Q2´24	YTD´25	YTD´24
Diluted (loss) profit per ordinary share	$(0.06)	$(0.36)	$0.18	$(0.41)	$0.17
Tax rate adjustment	0.00	0.11	(0.03)	0.10	(0.03)
Impairment (gain)	—	(0.00)	—	(0.00)	—
Restructuring and termination costs	(0.00)	—	(0.02)	(0.00)	(0.02)
New strategy implementation	—	0.00	0.00	0.00	0.01
Subactivity	—	—	0.00	—	0.00
PPA Energy	(0.01)	0.01	(0.01)	0.01	—
Fines inventory adjustment	(0.01)	0.03	—	0.02	—
Adjusted diluted (loss) profit per ordinary share	$(0.08)	$(0.20)	$0.13	$(0.28)	$0.13

NASDAQ: GSM Second Quarter 2025 Results August 6, 2025 NASDAQ: GSM Driving innovation of critical materials essential to a sustainable future

NASDAQ: GSM Forward-Looking Statements and Non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," “should," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, the impacts of the Ukraine-Russia conflict; increases in energy prices, disruptions in the supply of power and changes in governmental regulation of the power sector and the effect on costs of production; the outcomes of pending or potential litigation; operating costs, customer losses and business disruptions (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) that may be greater than expected; the retention of certain key employees; the current and anticipated competitive landscape; our ability to adapt products and services to changes in technology or the marketplace; our ability to maintain and grow relationships with customers and clients; the historic cyclicality of the metals industry and the attendant swings in market price and demand; the availability of raw materials and transportation; costs associated with labor disputes and stoppages; our ability to maintain our liquidity and to generate sufficient cash to service indebtedness; the integration and development of prior and future acquisitions; the availability and cost of maintaining adequate levels of insurance; our ability to protect trade secrets, trademarks and other intellectual property; equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities, which may not be covered under any insurance policy; exchange rate fluctuations; changes in laws protecting U.S., Canadian and European Union companies from unfair foreign competition (including antidumping and countervailing duty orders and laws) or the measures currently in place or expected to be imposed under those laws; compliance with, or potential liability under, environmental, health and safety laws and regulations (and changes in such laws and regulations, including in their enforcement or interpretation); risks from international operations, such as foreign exchange fluctuations, tariffs, duties and other taxation, inflation, increased costs, political risks and our ability to maintain and increase business in international markets; risks associated with mining operations, metallurgical smelting and other manufacturing activities; our ability to manage price and operational risks including industrial accidents and natural disasters; our ability to acquire or renew permits and approvals; potential losses due to unanticipated cancellations of service contracts; risks associated with potential unionization of employees or work stoppages that could adversely affect our operations; changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by governmental authorities; changes in general economic, business and political conditions, including changes in the financial markets; uncertainties and challenges surrounding the implementation and development of new technologies; risks related to potential cybersecurity breaches; risks related to our capital structure; risks related to our ordinary shares; our foreign private issuer status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime, and cause us to incur significant legal, accounting and other expenses; our incorporation in the United Kingdom, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the U.S.; and our failure to maintain an effective system of internal control over financial reporting. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt, net cash and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated August 5, 2025 accompanying this presentation, which is incorporated by reference herein.

NASDAQ: GSM DESPITE CURRENT MARKET CHALLENGES, FERROGLOBE IS WELL POSITIONED FOR EXPECTED MARKET REBOUND IN 2026 3 Withdrawing guidance due to uncertainty and limited visibility  Changing trade dynamics add complexity to the market environment  Delays in preliminary EU safeguard decision postpones market recovery  Increased low-priced Chinese imports of silicon metal impacting European market Well-positioned for expected market rebound in 2026  Expect EU safeguards and the U.S. silicon metal trade cases to improve 2026 results  US duties already positively impacting ferrosilicon market  Flexible global footprint positions Ferroglobe to be a beneficiary of tariffs Resilience to proactively navigate the current market downturn  Maintained strong financial position with available liquidity  Continued to release working capital through S&OP implementation Ferroglobe added to the Russell 2000 and 3000 indexes on June 30th Key Q2 2025 Highlights

NASDAQ: GSM 307 387 Q1 25 Q2 25 5 0 Q1 25 Q2 25 (27) 22 Q1 25 Q2 25 Q2 RESULTS IMPROVED SUBSTANTIALLY OVER Q1 4 Shipments (I) (kt) Quarterly revenues ($´m) Quarterly Adj. EBITDA ($´m) Free cash flow ($´m) 146,401 185,846 Q1 25 Q2 25 $(5)m $48m 39,4kt $80m (I) Excludes by-products and other products

NASDAQ: GSM SILICON METAL UPDATE 57,031 49,761 53,183 62,872 56,910 49,797 36,308 44,610 Q3 23 Q4 23 Q1 24 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 CRU SiMe index spot pricing trends (I) ($/mt) SiMe shipment trends Q/Q by region SiMe volume trends ($/mt) Outlook 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 USA EU Other (44)% Total 23% N. America (11)% Europe 95% 5 • Significant increase in Q2 contract volumes related to the restart of France and proactive sales effort • Weak demand and uncertainty continue into Q3 • Expect U.S. silicon metal case and EU safeguards to strengthen market dynamics in 2026 (I) Calculated using average monthly prices

NASDAQ: GSM SILICON BASED ALLOYS UPDATE 46,427 46,446 51,171 46,953 45,489 39,417 42,864 53,048 Q3 23 Q4 23 Q1 24 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 CRU FeSi index spot pricing trends (I) ($/mt) Si-based alloys shipment trends Q/Q by region Si-based alloys volume trends ($/mt) Outlook 1,200 1,400 1,600 1,800 2,000 2,200 2,400 2,600 2,800 3,000 USA EU Other 25% Total 24% N. America 6% Europe 58% 6 • Q2 volume is the highest level in three years due to favorable cost position • Trade measures benefiting the U.S. market • U.S. FeSi index prices increased 10% in Q2 • Expect EU markets to improve in 2026 from safeguards (I) Calculated using average monthly prices

NASDAQ: GSM MANGANESE BASED ALLOYS UPDATE 56,399 61,404 62,320 81,464 64,495 67,712 67,229 88,188 Q3 23 Q4 23 Q1 24 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 CRU EU Mn index spot pricing trends (I) ($/mt) Mn-based alloys shipment trends Q/Q by region Mn-based alloys volume trends ($/mt) Outlook 800 900 1,000 1,100 1,200 1,300 1,400 1,500 1,600 HC FeMn SiMn Other 100% Total 31% N. America 15% Europe 16% 7 • Strongest volume quarter in three years, assisted by being a local producer • Expect solid volumes to continue • EU safeguards should drive further improvements in 2026 (I) Calculated using average monthly prices

NASDAQ: GSM FINANCE UPDATE

NASDAQ: GSM (26.8) 11.1 12.8 25.6 (1.3) 21.6 Q1 25 Volume Price Cost HQ & Others Q2 25 IMPROVED SALES BOOST RESULTS 9 (in USD million, except EPS) Q2 2025 Q1 2025 Sales $386.9 $307.2 Raw materials & energy for prod. $(253.2) $(238.3) Raw materials / sales % 65.5% 77.6% Adj. EBITDA $21.6 $(26.8) Adj. EBITDA margin % 6% (9)% Adj. diluted EPS $(0.08) $(0.20) Adjusted EBITDA bridge ($´m)

NASDAQ: GSM SILICON METAL ADJUSTED EBITDA BRIDGE Q2-25 VS. Q1-25 ($m) 10 (15.4) 4.7 4.8 12.3 6.5 Q1 25 Volume Price Cost Q2 25 Revenue increased 24% to $130 million driven by: • 23% increase in shipments due to restart of our French operations; and • 1% increase in average selling price Costs decreased due to higher fixed cost absorption and lower energy costs

NASDAQ: GSM Revenue increased 23% to $112 million driven by: • 24% increase in shipments due to restart of our French operations and higher US sales, partially offset by • 1% decrease in average selling price due to higher sales of lower grade FeSi standard Costs benefitted from increased mix of FeSi standard sales and higher fixed cost absorption SILICON BASED ALLOYS ADJUSTED EBITDA BRIDGE Q2-25 VS. Q1-25 ($m) 11 2.4 1.6 1.9 1.3 7.2 Q1 25 Volume Price Cost Q2 25

NASDAQ: GSM Revenue increased 43% to $106 million driven by: • 31% increase in shipments due to restart of our French operations • 9% increase in average selling price due to product mix Costs benefitted from higher fixed cost absorption, partially offset by higher cost of manganese ore MANGANESE BASED ADJUSTED EBITDA BRIDGE Q2-25 VS. Q1-25 ($m) 12 (5.6) 4.0 8.2 10.2 16.8 Q1 25 Volume Price Cost Q2 25

NASDAQ: GSM GENERATED POSITIVE OPERATING CASH FLOW 13 Cash flow summary ($´M) Changes in working capital Free cash flow (I) CAPEX Taxes & others Operating cash flow Q2 25 $7.4 $14.0 $(13.0) $15.6 $0.0 $(15.6) $(45.1) $24.8 $7.6 $19.4 $5.1 $(14.3) EBITDA Energy rebate $7.2 $32.1 • Working capital generated $14 million driven by S&OP implementation • CAPEX increased by $1 million to $16 million • Despite tough market conditions our free cash flow was neutral Q1 25 CFO OF $16M AND $14M WC RELEASE (I) Free cash flow is calculated as cash from operations less capital expenditures

NASDAQ: GSM MAINTAINED A STRONG BALANCE SHEET 14 Total distributions BALANCED CAPITAL ALLOCATION Cash CAPEX Buybacks $2.0m in Q2-25. Opportunistic buybacks during 4 consecutive Qs Dividend Consistency $2.6m in Q2-25 Coreshell $4m in Q2-25 Disciplined CAPEX $16m in Q2-25 19 10 Q1 25 Q2 25 Net cash evolution ($´m) Adjusted gross debt ($´m) 110 125 Q1 25 Q2 25 $15m $(9)m Strategic investments

NASDAQ: GSM Key Takeaways Withdrawing guidance due to increased uncertainty and limited visibility Continue to navigate effectively under difficult market conditions, while maintaining strong balance sheet Well-positioned to capitalize on expected market improvement in 2026 as trade clarity improves 15 Ongoing EU safeguard investigation expected to reduce import-driven price pressure in the European market The U.S. trade policy and antidumping actions expected to further improve the U.S. market

NASDAQ: GSM Q&A

NASDAQ: GSM Appendix ─ Supplemental Information

NASDAQ: GSM ADJUSTED EBITDA RECONCILIATION 18 ($ in millions) Q2 25 Q1 25 EBITDA 7.4 (45.1) Exchange differences1 19.7 6.9 Impairment (gain) loss — (0.3) Restructuring and termination costs (1.3) — New strategy implementation — 0.7 Subactivity — — PPA Energy2 (1.4) 2.8 Fines inventory adjustment3 (2.8) 8.2 Adjusted EBITDA 21.6 (26.8) (1) Exchange differences refer to gains or losses arising from fluctuations in exchange rates when transactions are conducted in a currency other than the entity’s functional currency (2) PPA Energy refers to the fair value of energy generated under a Power Purchase Agreement (3) Fines inventory adjustment relates to related NRV impact due to cost harmonization

NASDAQ: GSM QUARTERLY SALES AND ADJUSTED EBITDA 19 Adjusted EBITDA Quarterly Sales $ millions Q3 2023 Q4 2023 Q1 2024 Q2 2023 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Silicon Metal 198 168 169 204 194 161 105 130 Silicon Alloys 115 107 113 105 102 85 91 112 Mn Alloys 59 60 66 98 90 78 74 106 Other Business 45 32 44 44 49 43 37 39 Total Revenue 417 367 392 451 434 368 307 387 104 60 26 58 60 10 (27) 22 Q3-23 Q4-23 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25

NASDAQ: GSM Investor Relations Alex Rotonen Vice President, Investor Relations investor.relations@ferroglobe.com Media Inquiries Cristina Feliu Roig Vice President, Communications & Public Affairs NASDAQ: GSM corporate.comms@ferroglobe.com